UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form 12b-25

                        Commission File Number: 000-25509

                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  |X| Form 10-Q
[ ] Form N-SAR


For Period Ended:  March 31, 2009

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:  _______________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  First Federal Bankshares, Inc.
Former Name if Applicable:  N/A
Address of Principal Executive Offices (Street and Number): 329 Pierce Street City, State and Zip Code: Sioux City, Iowa 51102

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
     12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

     The Company is in the process of preparing and reviewing the financial and other information for its Form 10-Q report for the quarter ended March 31, 2009, and does not expect the report will be finalized for filing by the prescribed due date without unreasonable effort or expense. The Company needs additional time to determine the fair value of certain investment securities, complete its financial statements, and have the report reviewed by its accountants and attorneys.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Moderski            (712)                    277-0200
------------------          ----------------         ------------------
(Name)                      (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes |X| No

     The Company failed to timely file its Annual Report on Form 10-K for the year ended June 30, 2008. The Form 10-K was subsequently filed on November 13, 2008.


(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes [ ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is currently anticipated that the Company's results of operations for the three and nine months ended March 31, 2009 will be materially lower than the results of operations for the corresponding periods in 2008, due in large part to downgrades in the investment ratings of certain trust preferred collateralized debt obligations in the Company's portfolio. However, since the results will significantly depend on the valuation of such securities following the downgrades, which valuation is not yet completed, it is not possible to reasonably estimate the anticipated change.

                         First Federal Bankshares, Inc.
                         ------------------------------
                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 18, 2009      By:  /s/ Michael Moderski
                              --------------------------------------
                              Michael Moderski
                              Senior Vice President and Chief Financial Officer